Exhibit 99.1

For Immediate Release

Contacts: Inspire Pharmaceuticals, Inc. Jenny Kobin Senior Director, Investor Relations (919) 941-9777, Extension 219	Thomas R. Staab, II Chief Financial Officer and Treasurer (919) 941-9777, Extension 267

INSPIRE REPORTS SECOND QUARTER 2005 FINANCIAL RESULTS

- Second Quarter 2005 Revenue More than Triple Second Quarter 2004 -

- Company Raises 2005 Guidance -

DURHAM, NC – August 9, 2005 – Inspire Pharmaceuticals, Inc. (NASDAQ: ISPH) today reported financial results for the second quarter ended June 30, 2005.

Total revenue for the second quarter of 2005 was $9.6 million compared to $2.9 million for the second quarter of 2004. Co-promotion revenue from net sales of Elestat®(epinastine HCl ophthalmic solution) 0.05% was $7.9 million, an increase of 205% compared to $2.6 million of co-promotion revenue from Elestat recognized in the second quarter of 2004. During the second quarter of 2005, the Company achieved its 2005 contractual net sales target level for Elestat, thereby allowing the recognition of $1.6 million of previously deferred net sales of Elestat, under Inspire’s agreement with Allergan, Inc. (NYSE: AGN). Co-promotion revenue on net sales of Restasis® (cyclosporine ophthalmic emulsion) 0.05% for the second quarter of 2005 was $1.7 million, an increase of 370% compared to $0.4 million recognized in the second quarter of 2004. The increases in second quarter 2005 co-promotion revenues, as compared to 2004, were related to the continued market penetration and patient and physician acceptance of Elestat and Restasis in the United States, as well as an increase in the percentage of net sales of Restasis to which Inspire is entitled in 2005. Total co-promotion revenue for the six months ended June 30, 2005 was $11.5 million, as compared to $3.6 million for the same period in 2004.

Operating expenses for the second quarter of 2005 totaled $15.3 million, as compared to $12.8 million for the same period in 2004. The increase in second quarter 2005 operating expenses, as compared to 2004, was due to increases in all operating expense categories. The increase in research and development expenses of $1.3 million in the second quarter of 2005 was attributable to increased costs for denufosol tetrasodium (INS37217 Respiratory) for the treatment of cystic fibrosis associated with toxicology studies and additional Phase 2 clinical trials in preparation for the initiation of a planned Phase 3 program. Operating expenses for the six months ended June 30, 2005 were $31.4 million, as compared to $26.0 million for the same period in 2004.

For the quarter ended June 30, 2005, the Company reported a net loss of $4.7 million, or ($0.11) per share, as compared to a net loss of $9.7 million, or ($0.30) per share, for the same period in 2004. The net loss for the six months ended June 30, 2005 was $18.0 million, or ($0.43) per share, as compared to a net loss of $22.1 million, or ($0.69) per share for the same period in 2004. Cash, cash

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equivalents and investments totaled $132.0 million at June 30, 2005, reflecting a $9.2 million utilization of cash, cash equivalents and investments during the second quarter of 2005.

Based upon results and revenue trends for both products, in particular Elestat, the Company is increasing its previously issued 2005 operating guidance for co-promotion revenue from $17-20 million to $19-23 million and is reaffirming its operating expenses guidance of $59-65 million.

Christy L. Shaffer, Ph.D., President and CEO of Inspire, stated, “The second quarter was successful and productive for Inspire on multiple fronts. Our sales force delivered an outstanding quarter, generating strong sales of Elestat and contributing to continued growth in Restasis prescriptions, which prompted us to increase our revenue guidance for the year. We completed and submitted to the Food and Drug Administration (FDA) an amendment to our New Drug Application (NDA) for diquafosol tetrasodium for the treatment of dry eye and expect FDA action on our submission by December 1, 2005. Importantly, we continue to make solid progress in our development pipeline, moving forward in our cystic fibrosis, retinal disease and cardiovascular clinical programs.”

Recent Updates Include (April 1, 2005 through August 9, 2005):

Research and Development

•	Submitted an amendment to Inspire’s NDA for diquafosol for the treatment of dry eye;

•	Announced top-line results of a Phase 1 clinical trial of INS50589 Antiplatelet, a platelet aggregation inhibitor;

•	Completed the dosing phase in two six-month toxicology studies for denufosol for cystic fibrosis;

•	Completed enrollment in a Phase 2 safety study and initiated a small pediatric study for denufosol for cystic fibrosis;

•	Presented data in three sessions at the 28th European Cystic Fibrosis Society Conference; and

•	Initiated two Phase 2 pilot clinical trials for denufosol (INS37217 Ophthalmic) in macular edema.

Sales and Marketing

•	Achieved market share for Elestat of over 19% of new prescription volume in Inspire’s target universe (the top 200 prescribing eye care professionals and allergists in each of Inspire’s 64 U.S. sales territories), making Elestat the second-highest prescribed product in this target universe for the week ended July 15, 2005, based on National Prescription data from IMS Health. In the total prescription allergic conjunctivitis market, Elestat represented over 9% of weekly prescription volume, and was the second most prescribed product, for the week ended July 15, 2005. Elestat represents over 7% of total 2005 year-to-date allergic conjunctivitis U.S. prescription volume through the week ended July 15, 2005; and

•	Continued to achieve patient and prescriber acceptance of Restasis, the only approved prescription treatment for dry eye in the United States, with second quarter 2005 net sales to Allergan of $46.3 million, representing more than 130% growth over the second quarter of 2004.

4222 Emperor Boulevard, Suite 200 • Durham, North Carolina 27703

Telephone 919.941.9777 • Fax 919.941.9797

Corporate

•	Added M. Lynn Smiley, M.D. as Chief Medical Officer; and

•	Appointed Alan F. Holmer, former President and CEO of PhRMA, to the Board of Directors.

Inspire will host a conference call and live webcast to discuss its second quarter 2005 financial results on Tuesday, August 9th at 10:00 a.m. ET. To access the conference call, U.S. participants may call (877) 780-2276 and international participants may call (973) 582-2757. A live web cast and replay of the call will be available on Inspire’s website at www.inspirepharm.com. A telephone replay of the conference call will be available until August 23, 2005. To access this replay, U.S. participants may call (877) 519-4471 and international participants may call (973) 341-3080. The replay pass code is 6281886.

About Inspire

Inspire is a biopharmaceutical company dedicated to discovering, developing and commercializing prescription pharmaceutical products in disease areas with significant commercial potential and unmet medical needs. Inspire has significant technical and scientific expertise in the therapy areas of ophthalmology and respiratory and is a leader in the field of P2 receptors which are important drug targets in various therapeutic areas, including ophthalmology, respiratory disease and cardiovascular disease. Inspire’s U.S. specialty sales force promotes Elestat® (epinastine HCl ophthalmic solution) 0.05% and Restasis® (cyclosporine ophthalmic emulsion) 0.05%, ophthalmology products developed by Inspire’s partner, Allergan, Inc. Elestat and Restasis are trademarks owned by Allergan.

Forward-Looking Statements

The forward-looking statements in this news release relating to management’s expectations and beliefs are based on preliminary information and management assumptions. Such forward-looking statements are subject to a wide range of risks and uncertainties that could cause results to differ in material respects, including those relating to product development, revenue, expense and earnings expectations, the seasonality of Elestat®, intellectual property rights, adverse litigation developments, competitive products, results and timing of clinical trials, success of marketing efforts, the need for additional research and testing, delays in manufacturing, funding and the timing and content of decisions made by regulatory authorities, including the United States Food and Drug Administration. Inspire’s revenues, and the rate of revenue growth, for the three and six month periods ended June 30, 2005 are not necessarily indicative of future revenue or the rate of growth, if any, of revenues during the year ending December 31, 2005. Inspire cannot assure the continued growth of revenue from the sale of Elestat® or Restasis® for any future periods. Further information regarding factors that could affect Inspire’s results is included in Inspire’s filings with the Securities and Exchange Commission. Inspire undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof.

— Financial tables follow —

4222 Emperor Boulevard, Suite 200 • Durham, North Carolina 27703

Telephone 919.941.9777 • Fax 919.941.9797

INSPIRE PHARMACEUTICALS, INC.

Condensed Statements of Operations

(in thousands, except per share amounts)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2005	2004	2005	2004
Revenues:
Revenue from product co-promotion	$9,607	$2,948	$11,458	$3,557

Total revenue	9,607	2,948	11,458	3,557
Operating expenses:
Research and development	6,739	5,407	12,791	10,556
Selling and marketing	5,728	5,198	13,097	11,136
General and administrative	2,803	2,148	5,491	4,334

Total operating expenses	15,270	12,753	31,379	26,026

Loss from operations	(5,663)	(9,805)	(19,921)	(22,469)
Other income (expense):
Interest income	1,045	254	2,001	588
Interest expense	(38)	(24)	(78)	(41)
Loss on investments	—	(117)	—	(198)

Other income	1,007	113	1,923	349

Net loss	$(4,656)	$(9,692)	$(17,998)	$(22,120)

Basic and diluted net loss per common share	$(0.11)	$(0.30)	$(0.43)	$(0.69)

Weighted average common shares used in computing basic and diluted net loss per common share	42,069	31,995	42,003	31,948

4222 Emperor Boulevard, Suite 200 • Durham, North Carolina 27703

Telephone 919.941.9777 • Fax 919.941.9797

INSPIRE PHARMACEUTICALS, INC.

Selected Balance Sheet Information

(in thousands)

	June 30, 2005	December 31, 2004
Cash, cash equivalents and investments	$131,993	$156,796
Receivables from Allergan	7,699	3,501
Working capital	112,974	134,559
Total assets	144,155	165,696
Deferred revenue	—	—
Total stockholders’ equity	131,637	149,598
Shares of common stock outstanding	42,071	41,845

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4222 Emperor Boulevard, Suite 200 • Durham, North Carolina 27703

Telephone 919.941.9777 • Fax 919.941.9797